Exhibit 99.2

RESTRUCTURING AGREEMENT

RESTRUCTURING AGREEMENT, signed on February 23, 2005 by:

(1)	ADMINISTRATORA CORPORATIVA Y MERCANTIL, S.A DE C.V., a business corporation legally constituted and in operation in accordance with Mexican law (hereafter referred to as the “Obligor”); and

(2)	BANCO NACIONAL DE MEXICO, S.A., MEMBER OF THE BANAMEX FINANCIAL GROUP, a banking institution legally constituted and in operation in accordance with Mexican law (hereafter referred to as the “Bank”).

     In agreement with the following Antecedents, Declarations, and Clauses, considering the definitions contained in Clause I hereunder.

A N T E C E D E N T S

     I. - On March 30th, 2000, the Obligor, as the accredited agent, and the Bank, as the loan agent, signed a credit agreement (the “Credit Agreement”), by virtue of which the Bank made a credit of $110,000,000.00 Dollars available to the Obligor. This amount does not include interests, commissions, nor expenses generated by the credit. The credit was made available for the Obligor to purchase 15,068,000 Series “A” Corporación Durango corporate capital shares, and the interests accrued during the first twelve months of the credit being available were financed in accordance with the terms and conditions established in the Credit Agreement. Hereafter, the amount owed by the Obligor to the Bank in accordance with the credit and/or loans described above shall be referred to as the “Existing Debt”.

     II. - It is the will of the Obligor and the Bank to enter into this Agreement for the purpose of restructuring the terms and conditions of payment of the Existing Debt and the common and moratorium interests accrued by the Existing Debt.

D E C L A R A T I O N S

I. - The Obligor affirms and declares, with the understanding of that stipulated by Article 112 of the Financial Institutions Law, that:

     (a) It is a business corporation legally constituted and in operation in accordance with Mexican law.

     (b) Its representatives are fully empowered to enter into this Agreement, powers which have not been revoked nor modified in any manner at the time of signing this Agreement.

     (c) The signing of this Agreement, the Pledge and any and all other documents the Obligor must sign in accordance with this Agreement, are contained in the company mandate, and said signing has been properly authorized by the corresponding corporate measures, and does not violate (i) company statutes in effect at the signing of this Agreement, nor (ii) any law or contract disposition that obligate or affect the Obligor.

     (d) Authorization, approval from, or registration with any government authority in Mexico is not required, nor is any document issued by, or for, said government authority required for the legal signing, distribution, and compliance of the Obligor regarding this Agreement, the Pledge and any and all other documents the Obligor must sign in accordance with this Agreement.

     (e) The obligations acquired by the Obligor in accordance with this Agreement and the Pledge constitute legal obligations, enforceable against the Obligor in accordance with the respective terms.

     (f) At the time of signing this Agreement there are no liens against any Obligor asset, with the exception of that referred to in Appendix “A” hereunder.

     (g) At the time of signing this Agreement, there are no legal proceedings or actions, pending, nor, to its knowledge, is there any threat of legal proceedings or actions, that against the Obligor or against any Obligor property before any court, government agency or mediator that could adversely affect the financial situation or the business operations of the Obligor, or the legality, validity, or enforcement of this Agreement, the Pledge, or any and all other documents signed in accordance with this Agreement.

     (h) To date, the Obligor is in full compliance with all Debts and agreements it is party, or obligated, to, with the exception of the Debts to be restructured in accordance with this Agreement.

     (i) (1) The Financial Statements issued by the Obligor on December 31, 2003, audited by Deloitte & Touche, and (2) the Obligor Financial Statements for the January 1 to December 31, 2004, period prepared and signed by the Obligor’s chief financial officer, copy of which was presented to the Bank prior to the signing of this Agreement, reasonably reflect the financial situation of the Obligor and the results of its operations on said dates. As of January 1, 2005, there has not been any adverse change of importance in the financial situation of the Obligor, nor in its operations.

     (j) The Obligor hereby expressly acknowledges to have received the funds of each and every credit and/or loan that comprises the Existing Debt, and they were received in dollars, the legal currency of the United States of America.

     (k) The Obligor has requested the Bank to restructure the Existing Debt (and the common and moratorium interests accrued by said debt), taking into consideration the preceding Declarations.

II.- The Bank declares that:

     (a) It is a banking institution constituted and in operation in accordance with Mexican law and is properly authorized to enter into this Agreement.

     (b) Its representatives are properly empowered and authorized to enter into this Agreement, powers which have not been revoked nor modified at the time of signing this Agreement.

     (c) Considering the financial situation of the Obligor, it is necessary to restructure the Existing Debt in order for it be fully paid, therefore, based on the above Obligor Declarations, the Bank is prepared to restructure the terms and conditions for the payment of the Existing Debt (and the common and moratorium interests accrued by said debt), in accordance with the terms and conditions herein.

     BY VIRTUE OF THE ABOVE, based on the Antecedents and Declarations above, and being in agreement to the signing of this Agreement, the parties agree to accept that stipulated in the following:

C L A U S E S

CLAUSE I
DEFINITIONS

     Section 1.01 Definitions. The terms defined as follows shall have the definitions given to said terms in this Section, which shall apply in both the singular and plural forms:

     “Body” refers to any person, or business, company, association, government agency, or government authority, or any other body.

     “Business Day” refers to any day of the year, except Saturdays and Sundays, when the corporate offices of the Bank in Mexico City, Mexico, are open to the public to carry out business operations.

     “Business Day in New York” refers to any day of the year when the banks in New York City, New York, United States, are not authorized, nor obligated, to close.

     “Corporación Durango” refers to Corporación Durango, S.A. de C.V.

     “Debt” with regards to any Body (and without duplication in the case of consolidation), is defined as (i) any cash debt taken in loan or due to deferment on the payment of any good or service, for which said Body is directly, or consequently, obligated, as obligor, guarantor, or in any other manner obligated, or regarding which said Body guarantees said debt before the Creditor, in any manner, against any loss regarding said debt, and (ii) the obligations of said Body in accordance with the products that have been, or shall be, registered as financial products in accordance with the GAAP.

     “Dollars” refers to the legal currency of the United States.

     “Existing Debt” is defined in Antecedent I herein.

     “Financial Statements” with regards to any Body, refers to the balance statement, the profit and loss statement, the income statements, and the notes attached to said statements, of said Body.

     “GAAP” refers to generally accepted accounting principles in Mexico, consistent with those used to prepare the Financial Statements of the Obligor referred to in Declaration I(i) herein.

     “Mexico” refers to the United Mexican States.

     “Pesos” refers to the legal currency of Mexico

     “Pledge Agreement” refers to the pledge agreement established by the Obligor and the Trustee with a brokerage house acceptable to the Bank, using the form that appears as Appendix “B” hereunder, regarding shares that represent twenty-eight per cent (28%) of the Corporación Durango corporate capital voting shares, in order to guarantee the full and proper payment of all amounts owed by the Obligor to the Bank in accordance with this Agreement, as well as the compliance with any and all other obligations derived from this Agreement.

     “Pledged Shares” refers to the Corporación Durango corporate capital shares subject of the Pledge Agreement.

     “Restructured Debt” is defined in Section 2.04 hereunder.

     “Share Trust” is defined as the irrevocable Trust of February 24, 2005, established by Mr. Miguel Rincón Arredondo, Mr. José A. Rincón Arredondo, Mr. Jesús Rincón Arredondo, Mr. Wilfredo Rincón Arredondo, Mr. Ignacio Rincón Arredondo, and Mr. Martin Rincón Arredondo, as Settlors and Beneficiaries, with the Trustee, in accordance with which the settlors contributed shares representing fourteen point three eight one two per cent (14.3812%) of the Corporación Durango corporate capital voting shares, for the purposes described in said Trust, including the establishment of the Pledge by the Trustee regarding said shares.

     “Trustee” refers to Banco Invex, S.A., Multiple Banking Institution, Invex Financial Group, Trustee Division.

     “United States” refers to the United States of America.

     Section 1.02. Accounting Terms. All accounting terms not expressly defined herein and all financial information the Obligor must present in accordance with this Agreement, shall be interpreted, prepared, and if applicable, consolidated in accordance with the GAAP.

CLAUSE II
DEBT ACKNOWELDGEMENT AND
TERMS AND CONDITIONS OF RESTRUCTURATION

     Section 2.01. Debt Acknowledgement. (a) The Obligor acknowledges that, on the date of signing this Agreement, the Obligor owes the Bank the amount of $108,699,863.29 Dollars, this being the capital amount of the Existing Debt.

     (b) The Obligor acknowledges that, on the date of signing this Agreement, the Obligor owes the Bank the amount of $4,387,443.52 Dollars in common interest on the capital amount of the Existing Debt.

     (c) The Obligor acknowledges that, on the date of signing this Agreement, the Obligor owes the Bank the amount of $31,360,493.92 Dollars in moratorium interests on the capital amount of the Existing Debt, accrued to date, with the understanding that said amount shall be reduced in accordance with that established in Section 2.02 hereunder.

     Section 2.02. Pardon. The Bank agrees to pardon moratorium interests owed to the Bank by the Obligor for the amount of $19,879,776.50 Dollars, therefore, as a consequence of said pardon, the Obligor owes the Bank the amount of $11,480,717.42 Dollars in moratorium interests on the capital amount of the Existing Debt.

     Section 2.03. Capitalization. The parties agree to capitalize all common and moratorium interests (following the reduction of the moratorium interests as stipulated in Section 2.02 above) owing with regards to the Existing Debt, therefore, from the date of signing this Agreement, the outstanding capital amount owed to the Bank by the Obligor regarding the Existing Debt, including the capitalization referred to herein, is $124,568,024.23 Dollars.

     Section 2.04. Restructuring. The Obligor and the Bank agree, subject to the terms and conditions herein, to restructure the Existing Debt (including the capitalization of interests referred to in Section 2.03 above), so that from the date of signing this Agreement, said Existing Debt shall be regulated in accordance with the terms and conditions herein, all obligations acquired by the Obligor from the Existing Debt being renewed; hereafter referred to as the “Restructured Debt”, which on this date amounts to $124,568,024.23 Dollars.

     It is expressly agreed that the capital amount of the Restructured Debt shall not include interests, commissions, nor any other amount other than the predetermined capital the Obligor must pay the Bank in the future in accordance with this Agreement.

     Section 2.05. Amortization. The Obligor shall pay the Bank the total of the capital amount of the Restructured Debt in one payment on December 31st, 2010.

     Section 2.06. Advanced Payments.

          (a) Voluntary. The Obligor shall pay the full, or partial, amount of the outstanding capital amount of the Restructured Debt in advance, without bonus nor penalty, provided the Obligor has presented the Bank with an irrevocable notification, in writing, declaring the intention of the Obligor to make said advance payment, indicating the amount of said payment and the date on which the Obligor intends to make said advance payment (which must be a Business Day in New York), at least fifteen (15) days prior to the date of the advance payment. Any advance payment offered by the Obligor in accordance herein shall be mandatory from the date on which the Obligor has notified the Bank, with the understanding that each advance payment made not for the total amount of the outstanding balance of the Restructured Debt, must be for an amount no less than $1,000,000.00 Dollars.

          (b) Mandatory. In the event, in accordance with the terms and conditions established in the Pledge, all, or part, of the Pledged Shares are sold, without said sale being derived from the execution of said Pledge, the product of said sale shall be applied, first, to the payment of moratorium interests which, as applicable, have accrued, and second, to the payment of the outstanding capital amount of the Restructured Debt, as far as possible.

          (c) Applicable Debt Reduction and Advance Payments. In the event a forced advance payment is made (not derived from the execution of the Pledge nor due to non-compliance with the Guaranteed Liabilities contained in said Pledge) on the Restructured Debt in accordance with that stipulated in paragraph (b) above, the Bank shall simultaneously reduce the outstanding capital amount of the Restructured Debt by the amount that results from the following formula:

MQ = (AV x POA) — (AV x PV)

     Where:

          MQ = Amount of the Debt Reduction.

          AV = Number of Pledged Shares sold.

          POA = $4.02098 Dollars.

          PV = Real price of the sale of Pledged Shares sold.

     Section 2.07. Commission. On the date on which the total capital amount of the Restructured Debt is paid, the Obligor shall pay the Bank a restructuring commission in the amount of $12,456,802.42 Dollars, with the understanding that, subject to the Obligor and the Trustee being in compliance with their obligations in accordance with the Pledge, in the event the capital amount of the Restructured Debt is paid prior to the due date, with the product of the sale of the Pledged Shares in accordance with the Pledge, and the total amount of the product of said sale were not sufficient to cover the capital amount of the Restructured Debt plus the amount of the commission referenced above, said commission shall be paid only to the extent possible with the product of said sale of Pledged Shares and shall cancel the obligation to pay the outstanding amount of said commission.

     Section 2.08. Moratorium Interest. In the event the Obligor fails to pay the Bank in full on the due date, the Obligor shall pay moratorium interest to the Bank on any amount (with the exception of interest) in arrears in accordance herein, calculated from the due date of payment to the date on which the total amount is paid, at an annual interest rate of eight per cent (8%), said interest being accrued daily. Interest in accordance with this Agreement shall be calculated based on a year of three hundred and sixty days (360) days, and the number of days that transpire, including the first and last days.

     Section 2.09. Form, Place, and Application of Payments. (a) All payments the Obligor must make in accordance with this Agreement shall be paid to the Bank by the Obligor in New York City, New York, United States, before 11:00 AM (New York City time), on the date on which said payment must be made, in Dollars, and in freely negotiable and transferable funds, crediting the account the Bank holds with Citibank, N.A., Account No. 10991186 (ABA 021-000-089 Beneficiary Banamex), or any other manner the Bank properly notifies the Obligor of, in writing. If any payment the Obligor must make in accordance herein is due on a day that is not a Business Day in New York, said payment shall be made on the Business Day in New York immediately prior.

          (b) Any payment made to the Bank by the Obligor in accordance with this Agreement shall be applied as follows: (i) first, reimbursement to the Bank for any and all costs or expenses the Bank may have incurred and which have not been paid by the Obligor under the terms stipulated in Section 5.04 hereunder; (ii) second, payment to the Bank of the commission referenced in Section 2.07 herein; (iii) third, payment of any and all amounts other than interests and the capital amount, owed to the Bank in accordance with this Agreement; (iv) fourth, payment of all moratorium interests which, as applicable, may have accrued in accordance herein; and (v) fifth, payment of the capital amount of the Restructured Debt outstanding on said date in accordance with this Agreement.

     Section 2.10. Taxes. (a) The Obligor shall pay the Bank all amounts of capital, interest, commissions, and other amounts owed in accordance with this Agreement, or related amounts, without deductions for any items including any taxes, rights, contributions, duties, retentions, deductions, charges, or any other fiscal obligations that encumber said amounts at that time, or in the future, due in any corresponding jurisdiction. If at any time, any authority in any corresponding jurisdiction imposes any charge or demands any taxes, duties, retentions, deductions, charges, or any other fiscal obligation jointly with interest, penalties, fines, or charges derived from the above (the “Tax” or the “Taxes”), or regarding this Agreement or any payment that must be made in accordance herein, the Bank, on behalf of the Obligor, shall promptly pay to the corresponding fiscal authority the amount of any of said Taxes, and the Obligor shall pay the Bank any and all amounts required to ensure the Bank receives the full amount the Bank would have received if they had not paid said Taxes, and shall present the original receipts for the payment of any Tax to the Bank and any other documentation required by the Bank within thirty (30) calendar days following the date on which said Tax is due and payable, in accordance with applicable legal dispositions.

          (b) The Bank shall immediately notify the Obligor of any requirement, notification, payment demand, or any other notification the Bank receives from any Mexican fiscal authority, or fiscal authority from any other jurisdiction, due to any action or omission on the part of the Obligor regarding the actions stipulated herein so the Obligor may immediately resolve said requirement, notification, or payment demand, and pay said amounts and protect the Bank regarding any of said matters, with the understanding that, in said case, the Bank shall deliver any document the Bank has in its possession, or copies of said documents, to the Obligor, which the Obligor requires with regards to any process regarding any of said matters.

          (c) In the event the Bank makes payment on any Tax or other fiscal obligation (with the exception of the payment of Income Tax on Bank incomes or total assets, or any other tax against Bank total income) with regards to this Agreement, the Obligor agrees, and is obligated to, on written request from the Bank, immediately reimburse the Bank for said payment, plus interest calculated from the Business Day following the date on which the request was received to the date of full payment, at an annual interest rate equal to the result of multiplying by two (2) the “Cost of Liabilities Funds to Term Denominated in Mexican Pesos Charged to Mexican Multiple Banking Institutions” (CCP), determined monthly by the Bank of Mexico based on forecasts and published in the Official Federal Gazette, or at any other interest rate in effect, determined and published by the Bank of Mexico, if the payment made by the Bank for said fiscal obligation is made in Pesos, and equal to the rate referenced in Section 2.08 herein, if said payment made by the Bank is made in Dollars; with the understanding that, the Bank shall not pay any Tax nor any fiscal obligation with regards to this Agreement, unless said payment is required by the corresponding fiscal authority, and the Obligor has not presented the Bank with the proper documentation, following receipt of said request from the Bank, within the period established in the requirement of said fiscal authority to make said payment, which substantiates that said fiscal authority has freed the Bank from said requirement.

          (d) The dispositions in this Section 2.10, shall remain in effect following compliance with all other obligations contained herein and following the termination of this Agreement, and shall remain in effect until the date on which any and all fiscal obligations acquired by the Bank herein expire.

CLAUSE III
OBLIGATIONS

     Section 3.01. Obligor Affirmative Covenants. While the Obligor holds any obligation in accordance with this Agreement, and unless the Bank agrees, in writing, to the contrary, the Obligor shall:

          (a) Compliance with Laws, etc. Comply with all applicable laws, ordinances, regulations, and orders, including, but not limited to, the prompt payment of all taxes, contributions, and government charges imposed on the Obligor or its assets, with the exception of those payments contested in good faith through the proper procedures, and there are adequate reserves established for said reason.

          (b) Information Requirements. Present the following to the Bank:

          (i) as soon as they are available and within forty-five (45) days following the close of each Obligor fiscal quarter, the Obligor Financial Statements at the close of said quarter, signed by the Obligor’s chief financial officer;

          (ii) as soon as they are available and within one hundred and twenty (120) days following the close of each fiscal year of the Obligor, a copy of the Obligor Financial Statements for each fiscal cycle, audited by Delloite & Touche, or by any other firm of public accountants acceptable to the Bank, to the satisfaction of the Bank;

          (iii) certificates signed by an authorized officer of the Obligor, bearing the date of delivery of said documents, certifying that on said date there are no Causes for Cancellation or events that incur a Cause for Cancellation, shall be delivered together with the documents stipulated in points (i) and (ii) above;

          (iv) as soon as possible, but within ten (10) days following the occurrence of any Cause for Cancellation, a certificate signed by the Obligor’s chief financial officer indicating the details of said Cause for Cancellation, or event, and the measures to be taken to resolve said situation;

          (v) as soon as said event occurs, but within fifteen (15) days following start of, or notification of, any action, lawsuit, or legal process involving the Obligor, and which may have an adverse effect and is of importance to Obligor’s business operations or properties, issue a certificate signed by an officer of the Obligor describing the nature of said action, lawsuit, or legal process, and the measures the Obligor shall take to resolve the situation; and

          (vi) any information regarding the Obligor’s financial situation or operations, or of any other nature, reasonably requested in writing, by the Bank.

          (c) Company Legal Status. Maintain Obligor’s legal status and company mandate as they exist at the time of signing this Agreement.

          (d) Insurance. Obtain and maintain the insurance policies required for Obligor assets, with risk coverage for the amounts required in accordance with good business practices, taking into consideration the nature of Obligor’s business operations and the location of assets.

          (e) Accounting Ledgers. Maintain accounting ledgers and other registries required to properly present the Obligor’s financial situation and balance statements for Obligor operations, in accordance with GAAP.

          (f) Inspection Rights. On written request from the Bank, grant permission to all persons designated by the Bank to inspect Obligor properties and accounting ledgers during business hours, with the understanding that the Bank must respect all Obligor confidentiality agreements, maintaining all information received during said inspections in the strictest confidentiality.

          (g) Asset Maintenance. Maintain in good condition all assets required for Obligor operations, making any and all repairs to said assets that may be necessary or appropriate, and all replacements, additions, and improvements that result necessary, for said assets to be in good condition at all times for their proper use.

          (h) Representation on the Board of Directors. Carry out all actions necessary so that on, or before, April 30, 2005, (i) an Obligor Shareholder Assembly is held, at which the person designated by the Bank for this purpose is nominated as a title-holding member to the Obligor’s Board of Directors, and/or (ii) a Corporación Durango Shareholders Assembly is held, at which the person designated by the Bank for this purpose is nominated a title-holding member to the Corporación Durango Board of Directors.

          (i) Other Obligations to the Bank. Fully comply with all obligations acquired by the Obligor from any other contract, document, or operation with the Bank, including, but not limited to, the obligations acquired by the Obligor from any credit and/or loan the Obligor may have received from the Bank which is not subject to restructuring under this Agreement.

          (j) Pledge. On signing this Agreement, establish the Pledge and ensure the Trustee does the same.

          (k) Corporate Documentation. On signing this Agreement, the Obligor must deliver the following documentation to the Bank, to the satisfaction of the Bank:

(1)	Certified copy of (i) the Obligor company constitution and statutes in effect at the time of signing this Agreement, (ii) the documents that substantiate the authorization of the Obligor to sign this Agreement, the Pledge, and any and all other documents that must be signed, and (iii) the documents that accredit the persons, and the powers of the persons, who sign this Agreement, the Pledge, and any and all other documents the Obligor must sign, in representation of the Obligor;

(2)	A document signed by the Secretary of the Obligor’s Board of Directors, certifying the signatures of the officers authorized to sign this Agreement, the Pledge any and all other documents and certificates that must be signed and presented;

(3)	A certified copy of the documents that accredit the persons, and the powers of the persons, who sign this Agreement, the Pledge, and any and all other documents the Trustee must sign, in representation of the Trustee; and

(4)	A favorable external legal opinion, using the form attached hereunder as Appendix “C”.

     Section 3.02. Obligor Negative Covenants. While the Obligor holds any obligation in accordance with this Agreement, and unless the Bank agrees, in writing, to the contrary, the Obligor shall not:

          (a) Merger or Division. Permit an assembly of shareholders to declare the division of the Obligor or its merger with any other body.

          (b) Liens. Mortgage, pledge, or enter into any liens of any nature, with the exception of the Pledge.

          (c) Change in the Nature of the Business Operations. Make, or permit, any substantial change in the nature of Obligor’s business operations, as they are carried out at the time of signing this Agreement.

          (d) Dividends. Pay, or permit an assembly of Obligor’s shareholders to declare, any payment of dividends.

          (e) Reduction of Corporate Capital. Permit an assembly of Obligor’s shareholders to dictate any reduction of corporate capital.

          (f) Sale of Assets. Sell, transfer, or make available by any means, Obligor fixed assets, with the exception of the sale of fixed assets carried out to replace obsolete fixed assets, provided the value of said fixed assets sold during any twelve (12) month period does not exceed $1,000,000.00 Dollars, or its equivalent in Pesos.

          (g) Rights to Use of Assets. Lease, sublease, lend, or by any means transfer possession, use, or the right to operate any asset to any Body.

          (h) New Liabilities. Assume, or permit the occurrence of, any Debt, with the exception of the Debts referred to herein.

          (i) New Investments. Invest in, or permit any investment in, fixed assets, or in the corporate capital or equity of any other business or corporation, with the exception of Corporación Durango corporate capital shares owned by the Obligor at the time of signing this Agreement.

          (j) Loans and/or Advance Payments. Make any loan or advance payment to any Body, with the exception of (i) advance payments to suppliers, under normal business operations and in accordance with common industry practices, and (ii) sales on credit, under normal business operations and in accordance with common industry practices.

          (k) Royalties. Make any payment of royalties, fees, expenses, or similar charges for technical support (regardless of the manner in which these services are provided), technology transfer, use of patents or registered trademarks, franchises, or for administration.

          (l) Guarantees. Guarantee, in any manner, any liability charged to third parties, with the exception of the endorsement of credit notes issued in favor of the Obligor to be collected, or discounted, during normal business operations.

CLAUSE IV
CAUSES FOR CANCELLATION

     Section 4.01. Causes for Cancellation. When any of the events described below (“Causes for Cancellation”), occur, the Bank, on written notification presented to the Obligor, shall declare the unpaid capital amount of the Restructured Debt expired and demand immediate payment, as well as immediate payment for any and all other outstanding amounts under the terms herein, without the need for presentation, requirement, legal processes, requests, or any other notification of any nature (with the exception of the notification indicated in this paragraph), which the Obligor hereby expressly renounces:

          (a) When the Obligor fails to fully pay, on expiry, any amount of capital, interest, or any other amount owed to the Bank in accordance with this Agreement; or

          (b) When any declaration made by the Obligor in accordance with, or with regards to, this Agreement, or any certification or document presented by the Obligor in compliance with the obligations acquired by the Obligor herein, is proven to be incorrect or false in any manner; or

          (c) When the Obligor fails to comply with, or observe, any term, obligation, or agreement contained herein, which must be complied with or observed by the Obligor and which is not specified in this Section 4.01, and said non-compliance is not resolved within thirty (30) calendar days following the date on which the non-compliance occurs; or

          (d) When the Obligor and/or the Trustee fails to comply with, or observe, any term, obligation, or agreement, contained in the Pledge; or

          (e) When, at any time and for any reason, this Agreement or the Pledge ceases to be in effect, or the Obligor or the Trustee, or any Body contests the validity or execution of either document; or

          (f) When the Obligor fails to pay any Debt whose unpaid capital amount (either individually or jointly with other Obligor Debts) exceeds the equivalent of $1,000,000.00 Dollars on expiration, and said non-compliance continues following the grace period, if applicable, as stipulated in the corresponding Debt agreement or document, or the Obligor fails to comply with any term, agreement, or condition in accordance with any agreement or document corresponding to said Debts, and said non-compliance continues following the grace period, if applicable, as stipulated in said agreement or document, when the effect of said non-compliance is to cancel, or allow the cancellation of, said Debt; or when, for any reason, the Obligor Debts become immediately payable or whose advance payment is required prior to the expiration date, unless the beneficiary of said debt expressly renounces the consequences of said non-compliance; or

          (g) When the Obligor acknowledges, in writing, its inability to pay debts, or carries out a general transfer of assets in favor of creditors, or when the Obligor requests the declaration of commercial bankruptcy for the Obligor, or when any third party so requests and the corresponding district judge issues a ruling declaring the Obligor in commercial bankruptcy; or

          (h) When Corporación Durango requests to be declared in commercial bankruptcy (other than the request presented by Corporación Durango on May 18, 2004), or when any third party so requests and the corresponding district judge issues a ruling declaring Corporación Durango in commercial bankruptcy; or

          (i) When any authority, or any person, seizes, confiscates, expropriates, or takes possession or control of all, or any important part, of the assets of the Obligor, or removes the Obligor administration, or limits their powers of operation; or

          (j) When, for any reason, within thirty (30) days following the date on which the Bank requests, in writing, a Shareholder Assembly, an Assembly of Obligor Shareholders is not held in order to nominate the person designated by the Bank for said purpose to the Obligor Board of Directors; or

          (k) When, for any reason, within thirty (30) days following the date on which the Bank requests, in writing, a Shareholder Assembly, an Assembly of Corporación Durango Shareholders is not held in order to nominate the person designated by the Bank for said purpose to the Corporación Durango Board of Directors; or

          (l) When an Obligor shareholder assembly resolves to divide or to merge with any other Body; or

          (m) When the Obligor mortgages, pledges, or submits to any other lien, any fixed asset; or

          (n) When, during the effective period of this Agreement, an Obligor shareholder assembly declares the payment of dividends, or when the Obligor reduces its corporate capital by any means; or

          (o) When the Obligor carries out a sale, transfer, or makes available by any other means, of their fixed assets, with the exception of that permitted under Section 3.02(f) herein; or when the Obligor leases, subleases, lends, or transfers possession, use, or the right to operate, any Obligor asset to any Body; or

          (p) When, for any reason, the Obligor assumes, or permits the occurrence of, any Debt, with the exception of that permitted under Section 3.02(h) herein; or

          (q) When the Obligor invests in the purchase of any fixed assets or invests in the corporate capital or equity of any other company, with the exception of that permitted under Section 3.02(i) herein; or

          (r) When the Obligor makes any loan or advance payment to any Body, with the exception of that permitted under Section 3.02(j) herein; or

          (s) When, for any reason, the Obligor makes any payment for royalties, fees, expenses, or similar charges generated under technical support (regardless of the manner in which the service is provided), technology transfer, use of patents and registered trademarks, franchises, or for administration; or

          (t) When the Obligor, in any manner, guarantees any liability to a third party, with the exception of that permitted under Section 3.02(l) herein; or

          (u) When without just cause, the Obligor fails to pay any fiscal debt or the corresponding contributions to the Mexican Institute of Social Security (Instituto Mexicano de Seguro Social), or to the National Workers Housing Fund Institute ( Instituto del Fondo Nacional de la Vivienda para los Trabajadores), or to the Retirement Savings Plan (Sistema de Ahorro para el Retiro), with the exception contestations in good faith made through appropriate procedures and adequate reserves have been established; or

          (v) When Obligor operations are interrupted or when conflicts or situations of any nature (including labor conflicts) occur, judged by the Bank to affect the proper performance of the Obligor, or which put the economical and financial stability of the Obligor at risk, and the Obligor fails to resolve said situation to the satisfaction of the Bank within forty-five (45) days following the date on which the Bank notifies the Obligor, in writing, of said situation.

CLAUSE V
MISCELLANEOUS

     Section 5.01. Modifications. No modification of any term or condition herein, and no consent or waiver with regards to any of the terms or conditions herein, shall take effect without the signed, written consent of the Obligor and the Bank, and even then, said waiver or consent shall only take effect for the specific event and purpose for which it was awarded.

     Section 5.02. No Resignation; Accumulative Resources. No omission nor delay by the Bank in the exercising of any of their rights, powers, or resources in accordance with this Agreement shall be considered resignation from this Agreement, nor shall the exercising of any single, or partial, right, power, or resource impede any other, or the further exercising of the same, right, power, or resource. The rights and resources stipulated herein are accumulative and are not exclusive of any rights or resources protected by law.

     Section 5.03 Notifications, Etc. Unless otherwise stipulated in this Agreement, the notifications described herein, shall be presented in writing and shall be sent by fax, or delivered to the residence of each party to this Agreement, as indicated below the signatures of each of the signing parties hereunder, or delivered to any other address or sent to any other fax number that either party indicates by written communication presented to the other party. All notifications delivered to the residence of the corresponding party shall come into effect on the date of delivery of said notification and notifications sent by fax shall come into effect when the receiving party issues a receipt acknowledging the corresponding notification. When a party fails to properly notify the other party, in writing, of a change of residence, the notifications and other judicial and extrajudicial documents delivered to the residences indicated herein shall take full effect.

     Section 5.04. Costs and Expenses. The Obligor agrees to pay, at the request of the Bank, any and all costs and expenses incurred with regards to the preparation, signing, registration, finalizing, and administration of this Agreement or the Pledge, as well as any and all other documents that must be presented in compliance with this Agreement, including, but not limited to, the fees and reasonable expenses of the legal counsel for the Bank. The Obligor also agrees to compensate any and all losses, expenses, and costs incurred by the Bank due to the execution of this Agreement, the Pledge, or any and all other documents that must be presented in compliance with this Agreement.

     Section 5.05. Compensation. When:

(i)	the Obligor fails to pay the Bank any amount established herein in full and on any given date, the amount being due on the capital, interests, or any other item; or

(ii)	any Cause for Cancellation occurs and any grace period that may be applicable having expired, and the capital amount of the Restructured Debt is declared expired, then,

the Obligor, as permitted by law, irrevocably authorizes and empowers the Bank to charge any deposit and/or account held by the Obligor with the Bank (including, but not limited to, deposit, cash deposit, savings, provisional, or established accounts) and to reimburse any debt the Bank may have in favor of the Obligor generated by any item (including, but not limited to legal expenses and costs, which, as applicable, the Bank may owe the Obligor) up to an amount equal to the outstanding amount owed to the Bank, in the case of subsection (i) above, and up to the total amount of the outstanding capital of the Restructured Debt, plus interests and charges, in the case of subsection (ii) above, without the need for notification, requirement, or legal process. The Bank shall notify the Obligor, as soon as possible, of any charge or compensation carried out in accordance with that stipulated herein, with the understanding that failure to issue said notification shall not affect the validity of said charge or compensation in any manner. The right of the Bank established herein is in addition to any and all other rights (including other rights to compensation) the Bank may acquire.

     Section 5.06. Transfer. The Obligor shall not transfer their rights or obligations acquired herein, nor any interest in this Agreement, without the express written consent of the Bank. The Bank may transfer any or all rights and benefits acquired herein to any Body, and, with said transfer, the transferee shall have the same rights and benefits as the Bank against the Obligor in accordance with this Agreement; with the understanding that the obligations of the Obligor established in Section 2.10 herein, shall be limited to the payment of those Taxes (and up to the corresponding amount) that the Obligor would have been obligated to pay if the Bank were the beneficiary of the payments in accordance herein.

     Section 5.07. Applicable Law and Jurisdiction. The parties expressly and irrevocably submit to the applicable laws and jurisdiction of the corresponding courts in Mexico City regarding the interpretation and compliance of this Agreement, expressly renouncing any and all other jurisdictions which may apply by reason of present, or future, residence, or applicable due to any other reason.

     Section 5.08. Ruling. This Agreement involves an international operation in which the specification of Dollars and payment being made in New York City are essential, and American Dollars shall be considered the currency applicable in all amounts denominated in Dollars herein. The payment obligations of the Obligor with regards to the Existing Debt shall only be considered fulfilled, if they are paid in a currency other than the Dollar, or in a city other than New York City, when the amounts paid in the other currency or in the other city, as a result of a court ruling or due to other reasons, are converted to Dollars and transferred to New York City, in accordance with common banking procedures, and cover said amount in Dollars owed in New York City.

     When it is necessary to convert any amount owed in Dollars, in accordance with this Agreement, to another currency (the “Other Currency”) in order to obtain a ruling from any court, be it for the payment of any amount or for the execution of any prior court ruling, the exchange rate at which the Bank would have purchased the Dollars with the Other Currency by means of common banking procedures on the Business Day in New York immediately prior to the date on which the payment in accordance with the ruling was to have been made shall be used. The obligations of the Obligor with regards to any amount denominated in Dollars owed to the Bank in accordance herein shall only be fulfilled, regardless of any ruling expressed in the Other Currency, when the amount in Dollars the Bank may purchase by means of common banking procedures on the Business Day in New York following receipt by the Bank of any amount paid in the Other Currency in accordance with said ruling; and the Obligor agrees, as an independent obligation regardless of any ruling in the Other Currency, that if the amount of Dollars purchased in said manner is less than the original amount owed to the Bank in Dollars, the Obligor shall compensate the Bank for said loss, and the Bank agrees that if the amount of Dollars purchased in said manner exceeds the amount originally owed, the Bank shall return the surplus to the Obligor.

     Section 5.09. Promissory Notes. The parties expressly acknowledge that, for the purpose of this Agreement and for the restructuring of the credits and/or loans container herein, the Obligor shall not issue any promissory or credit note in favor of the Bank; however, the parties agree any and all promissory notes, as applicable, signed by the Obligor in favor of the Bank to document the obligation of the Obligor to pay the credits and/or loans restructured herein, shall remain under the custody of the Bank as evidence of the dispositions of the Obligor regarding said credits and/or loans, and said promissory notes shall be returned to the Obligor by the Bank when the Obligor has fully paid the Restructured Debt and any and all other amounts owed by the Obligor to the Bank in accordance with this Agreement.

     Section 5.10. Headings. The Clause and Section headings appearing herein are used for convenience only and have no other purpose and shall not affect the interpretation of this Agreement.

     IN AGREEMENT WITH THE ABOVE, the authorized representatives of the parties sign hereunder, on the date appearing at the beginning of this document.

THE OBLIGOR

ADMINISTRATORA CORPORATIVA Y
MERCANTIL, S.A. DE C.V.

/s/ Mayela de la Paz Rincón Arredondo de Velasco

Signed by:	Mrs. Mayela de la Paz Rincón Arredondo de Velasco
Position:	Authorized Representative
Address:	Montecito No. 38, 22nd Floor, Office 17
Col. Napoles
Mexico City
Mexico 03810

THE BANK

BANCO NACIONAL DE MEXICO, S.A.
MEMBER OF THE BANAMEX FINANCIAL GROUP

/s/ Leonar María Guadalupe Amero Signed by: Ms. Leonar María Guadalupe	/s/ Gerardo Hernández Signed by: Mr. Gerardo Hernández Amero
Cuén Madero
Position: Authorized Representative	Position: Authorized Representative

Address:	Prolongacion Paseo de la Reforma No. 490 Ground Floor Col. Santa Fe Mexico City, Mexico 01210